U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Amazon.com, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, and the New York City Fire Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of May 11, 2022 Comptroller Press Release (available at https://comptroller.nyc.gov/newsroom/independent-proxy-advisor-glass-lewis-joins-new-york-city-and-state-pension-funds-in-urging-shareholders-to-vote-no-on-the-re-election-of-amazon-board-director-judith-mcgrath/)
•	Attachment 2: Text of posts from the New York City Comptroller Twitter Account

Attachment 1: Text of May 11, 2022 Comptroller Press Release

Independent Proxy Advisor Glass Lewis Joins New York City and State Pension Funds in Urging Shareholders to VOTE NO on the Re-election of Amazon Board Director Judith McGrath
Growing campaign highlights investor dissatisfaction with the Amazon board’s failures of oversight of human capital management amidst high injury rates, employee turnover, and workers’ rights violations

New York, NY – New York City Comptroller Brad Lander today welcomed the recent report by Glass Lewis, one of the leading independent proxy advisory firms, recommending that Amazon (NYSE:AMZN) shareholders vote against the re-election of Board Director Judith McGrath, who chairs the Leadership Development and Compensation Committee, at the company’s May 25, 2022 annual meeting.

Last month, a group of institutional investors led by Comptroller Lander, on behalf of the five New York City Retirement Systems, New York State Comptroller Thomas P. DiNapoli and the Office of Illinois State Treasurer Michael Frerichs, launched a “vote no” campaign calling on Amazon shareholders to oppose the re-election of Directors Judith McGrath and Daniel Huttenlocher for failing to provide independent oversight of workforce issues at the company. Both directors are long-standing members of Amazon’s Leadership Development and Compensation Committee.

"Glass Lewis’ recommendation to shareholders to express dissatisfaction with the Company’s response to human capital management issues by voting against a key director responsible for oversight shows broad and growing support for our proposal,” said Comptroller Lander. “As one of the nation’s largest employers, Amazon’s treatment of its employees has profound implications across millions of households, our portfolios, and our economy. Amazon shareholders need qualified and accountable directors who respond to investor concerns rather than rubberstamp management’s inadequate health and safety practices, and repeated interference with workers’ rights to form a union, contrary to its own policy and U.S. labor laws.”

“We are witnessing a pattern of oversight and management failures at Amazon, including high rates of injury, rapid employee turnover and anti-union activity,” said Illinois Treasurer Michael Frerichs. “I am also deeply concerned about the tragic loss of life that occurred at the Amazon facility in Edwardsville, Illinois, where six people died after a tornado struck, which is the subject of investigations into inadequate safety protocols. Now is the time for more responsive and engaged leadership on Amazon’s board.”

In an April 21 letter filed with the U.S. Securities and Exchange Commission (SEC), the group of investors highlighted that there is a lack of adequate oversight of the company’s human capital management. It also cited the directors’ inability to ensure that Amazon protects its workers’ health and safety, upholds its own corporate policies on human rights and freedom of association, and addresses unsustainable employee turnover.

In its May 6th report, proxy advisory firm Glass Lewis noted:

“The Company has faced significant scrutiny and controversy in recent years related to its human capital management practices, particularly in regard to workplace conditions and worker safety. In terms of disclosure on these issues, the Company provides a report on its safety, health, and well-being efforts, in which it discusses whether its performance expectations can coexist with safe operations.

“…However, we believe that the board has not appropriately addressed potential shareholder concern regarding these increasing human capital risks and its assessment of such risks, and could do more to mitigate the Company's potential reputational damage as it relates to its human capital management practices. Given that the prevalence of human capital management risks and potential related reputational risks to the Company may impact shareholder value, we believe shareholders should oppose the election of director McGrath as the chair of the leadership development and compensation committee to signal dissatisfaction with the Company's response to these issues.”

The April 21 letter is on file with the SEC here. For more information on the “vote no” campaign, visit: http://deliveraccountability.com/.

The trustees of the New York City Retirement Systems are as follows:

New York City Employees’ Retirement System (NYCERS): New York City Comptroller Brad Lander; Mayor Eric Adams’ Representative Preston Niblack (Chair); New York City Public Advocate Jumaane Williams; Borough Presidents: Mark Levine (Manhattan), Donovan Richards (Queens), Antonio Reynoso (Brooklyn), Vito Fossella (Staten Island), and Vanessa L. Gibson (Bronx); Henry Garrido, Executive Director, District Council 37, AFSCME; Tony Utano, President Transport Workers Union Local 100; and Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers’ Retirement System (TRS): New York City Comptroller Brad Lander; Mayor Eric Adams’ Appointee Philip Dukes; Chancellor’s Representative, Lindsey Oates, New York City Department of Education; and Debra Penny (Chair), Thomas Brown and David Kazansky, all of the United Federation of Teachers.

New York City Police Pension Fund (PPF): New York City Comptroller Brad Lander; Mayor Eric Adams’ Representative Philip Dukes; New York City Finance Commissioner Preston Niblack; New York City Police Commissioner Keechant Sewell (Chair); Chris Monahan, Captains Endowment Association; Louis Turco, Lieutenants Benevolent Association; Vincent Vallelong, Sergeants Benevolent Association; Paul DiGiacomo, Detectives Endowment Association; and Patrick Lynch, John Puglissi, Joseph Alejandro, and Thomas Gilmore, all of the NYC Police Benevolent Association.

New York City Fire Pension Fund (Fire): New York City Comptroller Brad Lander; Mayor Eric Adams’ Representative Philip Dukes; Acting New York City Fire Commissioner Laura Kavanagh (Chair); New York City Finance Commissioner Preston Niblack; Andrew Ansbro, President, Robert Eustace, Vice President, Edward Brown, Treasurer, and Eric Bischoff, Staten Island Representative and Chair, Uniformed Firefighters Association of Greater New York; Liam Guilfoyle, Captains’ Rep.; Paul Mannix, Chiefs’ Rep., and Christopher Jensen, Lieutenants’ Rep., Uniformed Fire Officers Association; and Peter Devita, Marine Engineers Association.

Board of Education Retirement System (BERS): Schools Chancellor David C. Banks, Represented by Lindsey Oates; Mayoral: Tom Allon, Vasthi Acosta, Gregory Faulkner, Dr. Angela Green, Anthony Lopez, Alan Ong, Gladys Ward, Karina Tavera; Thomas Sheppard (CEC); Geneal Chacon (Bronx), Tazin Azad (Brooklyn), Kaliris Salas-Ramirez (Manhattan), Jaclyn Tacoronte (Staten Island), and Deborah Dillingham (Queens); and employee members John Maderich of the IUOE Local 891 and Donald Nesbit of District Council 37, Local 372.

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Attachment 2: Text of tweets sent from the New York City Comptroller Twitter Account (https://twitter.com/NYCComptroller)

Text of retweet of tweet from New York State Comptroller Tom DiNapoli, posted on May 11, 2022 (https://twitter.com/NYSComptroller/status/1524460133383868416)

We are encouraged by the growing level of support for holding Amazon's board accountable. Directors have failed to respond to our concerns over workers' health and safety, and have shown lax oversight of the company’s workforce. [embedded tweet from New York City Comptroller (https://twitter.com/NYCComptroller/status/1524398815956148225)]

Text of tweet posted on May 11, 2022 (https://twitter.com/NYCComptroller/status/1524398815956148225)

Glass Lewis is recommending to shareholders to express dissatisfaction with Amazon’s response to workforce issues by voting against a key board director. There is broad and growing support among shareholders to #DeliverAccountability [embedded link to https://comptroller.nyc.gov/newsroom/independent-proxy-advisor-glass-lewis-joins-new-york-city-and-state-pension-funds-in-urging-shareholders-to-vote-no-on-the-re-election-of-amazon-board-director-judith-mcgrath/]

Text of tweet posted on May 10, 2022 (https://twitter.com/NYCComptroller/status/1524061711661215744)

Amazon’s current corporate pay ratio between the CEO and the median compensated employee is 6,474 to 1. That tells you where their workforce priorities lie. Shareholders can and should #DeliverAccountability